Filed by Nabors Industries Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Nabors Industries Ltd.

Commission File No. 001-32657

Date: October 23, 2024

The following is the transcript of Nabors Industries Ltd.’s investor conference call and webcast held on October 23, 2024. The speakers are identified therein.

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William Conroy Nabors Industries Ltd. – Vice President, Corporate Development & Investor Relations

Good morning everyone. Thank you for joining Nabors’ third-quarter 2024 earnings conference call.

Today, we will follow our customary format with Tony Petrello, our Chairman, President and Chief Executive Officer, and William Restrepo, our Chief Financial Officer, providing their perspectives on the quarter’s results, along with insights into our markets and how we expect Nabors to perform in these markets.

In support of these remarks, a slide deck is available; both as a download within the webcast, and in the Investor Relations section of Nabors.com.  Instructions for the replay of this call are posted on the website as well. With us today, in addition to Tony, William, and me, are other members of the senior management team.

Since much of our commentary today will include our forward expectations, they may constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934.  Such forward-looking statements are subject to certain risks and uncertainties, as disclosed by Nabors from time to time in our filings with the Securities and Exchange Commission.  As a result of these factors, our actual results may vary materially from those indicated or implied by such forward-looking statements.

Also, during the call we may discuss certain non-GAAP financial measures, such as net debt, adjusted operating income, adjusted EBITDA, and adjusted free cash flow. All references to “EBITDA” made by either Tony or William during their presentations, whether qualified by the word adjusted or otherwise, mean “adjusted EBITDA” as that term is defined in our website and in our earnings release. Likewise, unless the context clearly indicates otherwise, references to “cash flow” mean “adjusted free cash flow” as that non-GAAP measure is defined in our earnings release. We have posted to the investor relations section of our website, a reconciliation of these non-GAAP financial measures to the most recently comparable GAAP measures.

The presentation accompanying today’s discussion includes important disclosures that apply to this call. Please also note, this call does not constitute an offer to sell or buy or the solicitation of any offer to buy or sell any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such jurisdiction. No offering of securities shall be made except by means of prospectus meeting the requirements of Section 10 of the Securities Act of 1933. In connection with the proposed transaction, Nabors and Parker intend to file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement and a prospectus. Nabors and Parker will file other documents regarding the proposed transaction with the SEC.

Before making any voting or investment decisions, investors and security holders of Nabors and Parker are urged to carefully read the entire registration statement and joint proxy statement and prospectus when they become available, as well as any amendments or supplements to these documents because they will contain important information about the proposed transaction.

With that, I will turn the call over to Tony to begin.

Anthony Petrello Nabors Industries Ltd. – Chairman of the Board, President, Chief Executive Officer

Good morning. Thank you for joining us today. Before I comment on Nabors’ results and the outlook, I would like to make a few comments about the acquisition of Parker Wellbore. I have stated that we are excited about the combination of our companies. Parker’s portfolio of businesses and geographical footprint fit neatly into Nabors. We believe the acquisition accelerates our strategy, particularly in our Drilling Solutions segment. We see excellent growth prospects at Parker, especially for Quail Tools. And in economic terms, we think this deal will benefit all Nabors shareholders, including Parker’s current owners, as the market recognizes the transaction’s value and merits.

Now, I’ll discuss our results and outlook. Adjusted EBITDA in the third quarter totaled $222 million. This was in-line with our expectations. Margin in our International segment exceeded the $17,000 mark. Daily margins in the U.S. Lower 48 remained above the $15,000 mark. Adjusted EBITDA in our Drilling Solutions segment increased sequentially by 5.7%. This performance was driven primarily by growth in our International business, and a positive mix shift in the U.S.

I will begin my detailed remarks with comments on the international markets. For Nabors, the international markets remain a source of strong growth. Our prior rig awards are progressing into deployments, and incremental EBITDA. I note that we have three more international rigs expected to start by the end of 2024.

We also have a considerable number of pending deployments, in 2025 and beyond, which I will detail shortly. And the prospect for additional tenders and awards is robust. This provides the opportunity for us to be selective. We will only pursue the most attractive incremental projects.

Turning to the U.S. market, I am pleased with our resilience in pricing and rig count. End-to-end, Lower 48 industry activity increased by six rigs over the course of the third quarter. The average Lower 48 industry rig count decreased by approximately 3% sequentially.

In this Lower 48 industry environment, leading-edge pricing for high-performance rigs remained stable. This market supports our daily rig margins at historically attractive levels.

Our global average rig count was essentially in line with the previous quarter at 159. Our average International rig count increased slightly while the U.S. rig count declined modestly.

Nabors Drilling Solutions and Rig Technologies segments generated combined EBITDA of more than $40 million. Together, their total EBITDA increased from the previous quarter. As you may know, increasing the proportion of the capex-light segments is an important component of our strategy. In fact, as a proportion of the company’s consolidated EBITDA, their contribution increased to 18.3%.

Next, I will make some comments on the five key drivers of our results.

1.	International DRILLING

I’ll start with our International DRILLING business.

The international drilling market continues to show broad strength. We see this across most of our important geographies, and in some where we are not currently active. We are encouraged by the substantial number of pending opportunities for additional rigs. In this market, we will choose carefully, pursuing only the most attractive prospects. Namely, those that enable us to generate high returns and meet our free cash flow objectives.

Next, I’ll recap the developments in our International business:

•	In the third quarter, we deployed the last of our fourth rig award in Algeria. These deployments were accomplished in a capital-efficient manner, by reactivating four of our idle rigs in the country. We have another four idle rigs in Algeria. We are optimistic to activate a number of those in the near term.

•	During the fourth quarter, we also expect to commence operations with two of the three previous rig awards in Argentina. Similar to Algeria, we are putting idle rigs to work. In the case of Argentina, the rigs are coming from the U.S. The third rig should start in early 2025. In addition, we expect substantial Drilling Solutions content on all of the rigs.

•	In Kuwait, we have started upgrading the rigs for the three awards we announced earlier. Each of those rigs is currently in country. All three are on a schedule to deploy in early 2025.

•	In Saudi Arabia, we have a number of items to update. First, I am sure you have seen reports of rig suspensions in the Kingdom. SANAD, our joint venture with Saudi Aramco, has received notice to suspend operation of three rigs out of 51. Two of those suspensions began early in the fourth quarter. Their stated duration is one year.

•	At the same time, SANAD continues to add rigs under its newbuild program. I previously mentioned the seventh SANAD newbuild spud in early July. Also, at the end of the third quarter, the eighth commenced operations. The ninth is on schedule to deploy later this quarter. Another five are expected in 2025. And one more should start at the beginning of 2026.

2.	performance in the U.S.

Next, I’ll discuss our PERFORMANCE IN THE U.S.:

•	Daily rig margins in our Lower-48 fleet remained robust, above the $15,000 mark. This performance reflects the resilient market for our high-performance rigs, and the value they generate.

•	Our focus remains on the portion of the market that demands performance and increasingly, automation. The growth in long-lateral wells is an excellent illustration of this focus. Recently, we have drilled a number of laterals in excess of four miles. Multiple operators, across basins, are extending their lateral lengths. With our advanced fleet, we are in an excellent position to enable clients to complete their increasingly challenging wells. Our approach to pricing continues to be resolutely disciplined. That combination is yielding attractive financial results and generating significant free cash flow

•	My earlier comments and our reporting on Lower 48 daily rig economics do not include any contribution from NDS. In addition to our rig margin, NDS generates significant margin on its own. I’ll discuss this in more detail in a moment.

3.	technology and innovation

Next, let me discuss our TECHNOLOGY AND INNOVATION:

In the third quarter, NDS international revenue and EBITDA were each up sequentially. NDS international margin expanded, and EBITDA grew by more than 10%. Our results in these markets are validating our strategy.

Driven by that international performance, overall NDS EBITDA met our expectations.

Now, I’ll discuss the Lower 48 market specifically. The average daily margin, from our drilling and drilling solutions businesses combined, was $18,700 in the third quarter. Of that, NDS contributed $3,618 per day. This measure – NDS Lower 48 daily margin – increased sequentially.

During the quarter, we saw a shift in the mix of our NDS services as well as increased penetration on Nabors rigs in the Lower 48. Higher installations of our Performance Software, and our automation suite in particular, drove this growth. We saw expansion in the following automation systems:

•	SmartSLIDE directional control

•	SmartNAV directional guidance and

•	SmartDRILL drilling process automation

During the quarter we also saw third-party growth in NDS SmartROS rig operating system and ROCKit drill pipe oscillation software.

Our results for the third quarter validate our strategies. We are expanding our international drilling rig presence and increasing the penetration of our automation software across our markets.

4.	capital structure

Next, let me make some comments on our CAPITAL STRUCTURE.

During the quarter, we continued to work on our debt maturity profile through the issue of seven-year notes. As of now, the weighted average maturity of our notes stands at approximately four-and-a-half years.

Nabors has delivered over $80 million of free cash flow through three quarters, net of $128 million of capex supporting the SANAD newbuild program. Heading into our strongest quarter of the year in terms of cash generation, we expect to retire debt with our free cash.

5.	Sustainability and the Energy Transition

I’ll finish this part of the discussion with remarks on Sustainability

Our Energy Transition portfolio focuses on improving operational performance and reducing emissions. Once again, in the third quarter, these solutions contributed to the results of our Rig Technologies segment. The PowerTAP module, which connects rigs to the grid, remains the largest contributor to our ET business. The first PowerTAP unit in Argentina is slated to begin work in the next couple weeks. Operators in several other international markets have expressed interest in units. We are optimistic that interest will translate into sales.

Next, I will discuss the rig pricing environment. Our third quarter results in the Lower-48 once again showed resiliency in leading-edge market pricing. We remain disciplined in our approach. As well, our competitors continue to recognize the imprudence of chasing market share with discounting in a flat market.

In the International market, we have visibility to additional near-term rig awards. They are spread across geographies including:

•	Asia

•	MENA

•	And Latin America

These markets are seeking as many as 40 rigs. The opportunities are located in countries where we work currently, or that we consider attractive. Pricing in the International markets continues to have an upwards trend.

We surveyed the largest Lower-48 clients at the end of the third quarter. Our survey covered 15 operators comprising approximately 46% of the Lower 48 industry’s working rigs at the end of the quarter.

The latest survey indicates this group’s year-end 2024 rig count will be somewhat lower than the total at the end of the third quarter. The expected decline results from a combination of merger-related consolidation, and the wind-down of certain drilling programs. Our survey is skewed toward the larger operators, including those that have participated in the recent industry consolidation.

For the international market, our view remains bullish.

We are on track to add three rigs in the fourth quarter of 2024. With these additions, and factoring in the suspensions in Saudi Arabia, we expect to end the year with 85 international rigs working.

As we look to 2025, we have nine rig awards that are scheduled to deploy during the year:

•	Five newbuild rigs in Saudi Arabia

•	One activation in Argentina.

•	And three activations in Kuwait.

In addition to the nine I just mentioned, we have identified a significant number of incremental opportunities. So stay tuned.

Next, I will share a couple of highlights from the quarter, in addition to those we announced in the press release. The common thread in all of our highlights is a strong element of our advanced technology solutions.

•	An operator in the Uinta basin drilled what it believes is a record 3-mile lateral in that basin. This was accomplished on a third-party rig. It ran NDS’s SmartCRUISE autodriller, REVit stick-slip mitigation, and SmartDRILL process automation. This well is a notable example of NDS’s opportunity to drive value for our customers.

•	Another operator drilled the three fastest wells in the Powder River Basin. Using NDS’s SmartDRILL on a third-party rig, this project illustrates the repeatability of the NDS value creation. It further demonstrates NDS’s success targeting the third-party rig market.

Now let me turn the call over to William, who will discuss our financial results.

William Restrepo Nabors Industries Ltd. – Chief Financial Officer

Thank you Tony, and good morning everyone. Our third-quarter drilling rig activity was stable, both in the US and in international markets. NDS results were strong, reflecting growing international activity, particularly in casing running. Our data and software offerings also increased, in the US and international markets. Rig Technologies generally lagged, driven by sluggish sales in the US market.

The trends we’ve experienced should continue into the fourth quarter. US Lower 48 drilling rigs should remain stable, with similar rig count and pricing. And International will continue to expand, with 3 additional rigs deployed in Saudi Arabia and Argentina.

SANAD was affected by the drilling reductions in Saudi Arabia. During the quarter, we were notified that three of our 51 rigs were scheduled for 12-month suspensions, starting in the fourth quarter. I will point out though, that the suspended rigs are substantially lower margin performers as compared to the new deployments.

There has been no indication of further suspensions. And the cadence of newbuild deployments remains unchanged.

We expect fourth quarter increases in NDS activity in both US and international markets. Rig Technologies is expected to improve, as increased deliveries of equipment are forecast for the fourth quarter.

Revenue from operations for the third quarter was 732 million dollars essentially in line with the prior quarter.

Our U.S. drilling segment decreased by 5 million dollars. In terms of activity, Lower 48 revenue days were around the same level as the prior quarter. But as we forecast, revenue per day for the fleet fell, as contracts continued to roll into the current rates.

Lower 48 revenue decreased by 1.7%. Average daily revenue for the third quarter came in at 34,812 dollars, a sequential decrease of 522 dollars. Leading edge pricing held up well. On our latest contracts, revenue per day has remained at the low-to-mid 30,000 dollar range. This level has held since the beginning of 2023.

Revenue from our International segment increased by 11.9 million dollars, or 3.3% for the quarter. In Saudi Arabia, we successfully deployed the 8th newbuild rig, and we started one more rig in Algeria, bringing our total working count to 4 in that country.

Our remaining working rig in Kuwait finished operations during the third quarter. It is currently being prepared for its new contract. It should resume operations in early 2025, along with two other rigs.

Nabors Drilling Solutions revenue of 79.5 million dollars declined sequentially by 3.4 million, or 4.1%. Healthy revenue increases in international NDS and in performance software globally, were more than offset by reduced activity in U.S. land, primarily in our lower margin business lines. Compared to the third quarter, NDS increased international revenue by 8.3%. Revenue in our Rig Technologies segment at 45.8 million dollars, fell by 3.7 million, driven by lower deliveries of capital equipment, and spare parts in the US, as well as a drop off in Energy Transition.

Now turning to EBITDA and the Outlook - Total EBITDA improved by 3.7 million dollars to almost 222 million in the third quarter, a 1.7% increase. U.S. Drilling EBITDA of 108.7 million dollars was down by 5.4 million, or 4.7% sequentially, driven primarily by our Lower 48 business.

In the Lower 48, our 68 average rigs were just below the prior quarter. But they were a couple of rigs below our expectations, as we saw no increases in general market activity, and our churn remained high. Average daily rig margins came in at 15,051 dollars, down 547 dollars from the second quarter, and essentially in line with our forecast. This reduction was driven by a similar decrease in our revenue per day.

For the fourth quarter, we project our Lower 48 daily margins at 15,000 dollars, as our fleet average pricing converges with our leading edge dayrates. We anticipate our rig count in this market to remain at about 68 for the fourth quarter. Our forecast is dependent on stable oil prices, a similar level of churn, and stability in the Lower 48 market.

On a net basis, Alaska and the U.S. Offshore businesses performed somewhat better than we anticipated. In the third quarter, the combined EBITDA of these two operations was 20.8 million dollars. In the fourth quarter, combined EBITDA for these two markets should increase by approximately 1.5 million dollars, driven by increasing activity in Alaska.

International EBITDA at 116 million dollars was up 9.6 million, or 9%, despite only slight growth in the average working rig count.

Daily gross margin increased by over 1 thousand dollars, from approximately 16,050 to 17,080. This improvement is somewhat ahead of schedule, and primarily reflects substantially better than normal results in Saudi Arabia, as well as increased contributions from the SANAD newbuilds. Saudi Arabia margins improved by almost 12 hundred dollars.

Latin America also did exceptionally well, improving by over 13 hundred dollars per day. Argentina benefited from performance bonuses on incentive contracts, and Mexico experienced fewer low margin moves between rigs than in prior quarters.

Our fourth quarter forecast assumes the startup of the ninth SANAD newbuild rig, and two deployments in Argentina, offset by the rig suspensions in Saudi Arabia. Rig count in the fourth quarter should remain somewhat level with the third quarter at 84 rigs. We anticipate average daily gross margins to come in at 17 thousand dollars, in line with the third quarter. Our fleet mix should improve in the fourth quarter. However, the better- than-norm performance we experienced in several geographies will be tough to match.

Drilling Solutions delivered EBITDA of 34.3 million dollars in the third quarter, up 5.7%. And gross margin reached 53%. Among product lines, the largest improvements were in casing running services, performance software and RigCLOUD.

US EBITDA was slightly above the prior quarter despite a material revenue decrease. In that market, our revenue mix was favorable, reflecting a higher proportion of performance software and data solutions revenue. At the same time we experienced a decline in lower margin wellbore placement activity. International EBITDA expanded by 12%, as our casing running services were particularly strong, and our software revenue grew.

NDS gross margin per day for the Lower 48 was 3,618 dollars, a 3.3% increase compared to the second quarter. This improvement took our combined drilling rig and solutions daily gross margin to approximately 18,700 dollars.

For the fourth quarter, we are targeting higher NDS EBITDA by approximately 7% over the third quarter level. We expect increases in both International and US markets.

Rig Technologies delivered EBITDA of 6.1 million dollars in the third quarter, compared to 7.3 million in the second. The decrease in EBITDA came primarily from lower sales of energy transition products and spare parts in the U.S. Capital equipment shipments also declined. Fourth quarter EBITDA should be in the range of 9 to 10 million dollars, reflecting several large equipment deliveries that slipped into the fourth quarter.

Now, turning to liquidity and cash generation. In the third quarter, free cash flow totaled 18 million dollars. This compares to free cash flow of 57 million in the second quarter. The third quarter included interest payments of approximately 82 million dollars as compared to 31 million in the second. A significant portion of these interest payments was related to the notes we issued towards the end of last year, with their initial coupon due 8 months after issue. The extra 2.5 months of interest equates to approximately 11.7 million dollars.

Capital expenditures of 118 million dollars in the third quarter were 20 million below the preceding quarter. The third quarter included 37 million dollars for the SANAD newbuilds. Our target capex for the fourth quarter is now 230 million dollars, with capex for SANAD newbuilds now forecast at 105 million dollars.

The resulting annual capex forecast for 2024 is now 600 million dollars. This includes 230 million related to the SANAD newbuilds. In Saudi Arabia, SANAD’s rig supplier has improved its performance on manufacturing milestones. We now expect earlier delivery of newbuild rigs going forward. As a result, approximately 40 million dollars of newbuild capex has now moved up into 2024. We are targeting reductions in various geographies to offset this increase.

Given SANAD’s newbuild capex shift into 2024, the recent rig suspensions by Aramco and the slightly lower US activity in the fourth quarter, we now expect our 2024 free cash flow to end up between 100 and 130 million dollars.

Last week we signed an agreement to acquire Parker Wellbore. The transaction is well aligned with our long-term strategy. It grows our capex-light NDS business, it expands our international footprint, and it helps us de-lever Nabors.

Additionally, Parker is expecting to provide meaningful EBITDA of 180 million dollars in 2024, with attractive growth going forward.

And finally, Parker comes with a low debt, clean balance sheet and has positive cash flow. Even before targeted annual synergies of 35 million dollars. We are excited with the addition of Parker to our existing platform.

With that, I will turn the call to Tony for his concluding remarks.

Anthony Petrello Nabors Industries Ltd. – Executive Chairman of the Board, President, Chief Executive Officer

Thank you, William. I will now conclude my remarks this morning. Our performance in the third quarter met our expectations. We deployed additional rigs in our international markets. And our advanced solutions continued to deliver industry-leading performance across the client base.

With our pipeline of awards and additional opportunities, we have a clear path to strong expansion in our International segment. We believe this increased growth will drive this segment’s free cash flow significantly higher.

With this expansion, the Drilling Solutions business has the potential to grow at a faster rate. NDS’s penetration internationally is accelerating. Operators there are increasingly looking to NDS’s achievements in the Lower 48, and see a path to duplicate that success.

And as a final thought, the prospect of adding Parker expands the portfolio and essentially doubles the size of NDS.

That concludes my remarks today. Thank you for your time and attention. With that, we will take your questions.

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Question and Answer

Operator

Our first question comes from Arun Jayaram with JPMorgan.

Arun Jayaram J.P Morgan

Tony, I wanted to start with the recent acquisition of Parker Wellbore. I was wondering if you could talk about the businesses and what kind of economic moat do you see in some of the businesses, the service of the tubulars relative to NDS? And if you could just broadly discuss kind of the capital intensity of that segment as you integrate that with your existing businesses within NDS?

Anthony Petrello Nabors Industries Ltd. – Chairman of the Board, President, Chief Executive Officer

Sure. Well, first of all, I think there's three principal areas. First is it's a layup with the existing rigs in jurisdictions like Alaska for both the O&M contracts for offshore maintenance of offshore rigs; that fits in squarely with what we do today and obviously, there's obviously cost synergies that are hopefully easily grabbed. So that's in the base business. Then the two principal areas are, as you point out, the well construction, which principally right now is casing running, there is some fishing in that as well.

The casing running business, they have presences both in the U.S., Saudi and the UAE, which complement all markets for us as well. And there, as you know, we have a strategy of migrating to an integrated model. And so with that active base, we're hopeful that we'd actually get higher margins out of that as we move them to a model where you use less people and more automation in carrying out those services. That's the upside in that business as well. And combined, I think we're a pretty significant player when we combine forces.

And then the third is Quail, which as you've heard from what we wrote, is a bet frankly on the -- first of all, Quail is an industry, I think, kind of a gold-plated company, has a great reputation in the U.S. It's been covered by many people over the years. It's always competed well against other people in the industry, including with Schlumberger-owned Thomas Tools.

I think the guys have an established track record. There's no question they're first-class and there, that's a bet on the longer laterals, which we see continuing. And you could see from our announcements today about what success we have had. I think it's clear that economically, operation will be driven to longer laterals, it makes more sense. And that's a way for, with equal rig counts, for us to get more content per well with the longer laterals with what they do. And so when you combine it all, I think William can comment on a capital intensity, but I think the Quail free cash flow number is historically 60% to 70%, that kind of range.

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Now obviously, NDS itself is higher than that, which is one thing we covet, which is closer to 85%. But of course, NDS has all that software. And as I mentioned though, part of our mission here is to drive at least a portion of wellbore well construction activity to our model, which is a little more capital-light than what they've done historically. But that was the thinking behind it, and obviously the price that we paid is a very attractive entry price.

And we think we have synergies on top of it and it improves all our financial metrics as you know. And so when you work it through, I think it just has a lot of industrial logic. So with that, I miss anything, William?

William Restrepo Nabors Industries Ltd. – Chief Financial Officer

No, you said everything I would have said. But the one question that you answered about the capital intensity, the way we look at it is free cash conversion from EBITDA and the quality of all of Parker's EBITDA is quite high. In fact, I must say that given the proportions of what they do, it's even a little bit better than our global free cash conversion.

So if you look at our legacy rig business, which means exclude the newbuilds in Saudi Arabia and NDS, the drilling rig business, our free cash conversion is about 47%. Quail comes with 60% to 70%. So on a relative basis, it does improve our free cash conversion for the company as a whole, and it does take our NDS footprint from 15% of the total to 31% of the total, which is one of the objectives that we have longer term.

We had said that we wanted to take NDS to about 20% to 25% of our total business for the obvious reason. It is faster growth, and of course, it brings less CapEx than a traditional drilling rig business. But with Parker, we take that number from 15% to 31%. So we are pretty happy with that transaction.

Anthony Petrello Nabors Industries Ltd. – Chairman of the Board, President, Chief Executive Officer

And two other follow-up comments on that. First of all, with respect to the number of shares on the transaction, obviously, it was an all equity transaction. We think that had value to it, because it does improve the various metrics, including our leverage, which we think is good. The whole transaction gives us size, which we think will eventually lead us to a path of re-rating us both from an investment bond rating as well as a multiple rating on the transaction. So that's the thinking.

In terms of free cash flow, though, you should note that when you crank the numbers, the free cash flow per share today, it's accretive to free cash flow per share with the dilution of the transaction. That's number one. So that's, again, was part of our thinking. It does improve our free cash flow per share because of what William just said on the transaction.

The other thing I'd also tell you to look at the fact that the deal does have a collar on it. And the collar was meant to protect Nabors' shareholders. And in fact, if people do realize the value of Nabors pre this deal, like they should because what the thing is going to trade at, if the deal trades at a multiple around what we've been trading at now, if you just crank the numbers, the stock price actually should be higher than what the collar price is and the actual number of shares would actually get cut down. So that's a protective device that was built into the transaction for the shareholders if they all recognize the value of the transaction. So hopefully, you guys will do that when you write up an analysis of it. But it does work out that way. And that's another feature of the deal.

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Arun Jayaram J.P Morgan

Great. Thanks for that additional color. That's very helpful. Tony, I wanted to follow-up on Slide 15 because I have gotten a few buy-side queries on the slide. In the broader context, how do we think about efficiency gains? And how does that impact kind of your view of rig demand in 2025? Because we're quite surprised to see the ability to take a third off of well cycle times over the last 4 quarters. Obviously, it is using some of your technology.

But can you give us a sense of, from a rig or efficiency gain perspective, what kind of drilling efficiency gains are you seeing on a year-over-year basis? And what are the implications for Lower 48 demand in 2025? Because the numbers are quite remarkable to be taking a third off of well cycle times this late, and how mature U.S. shale is today?

Anthony Petrello Nabors Industries Ltd. – Chairman of the Board, President, Chief Executive Officer

Yes, I do think there is a law of diminishing returns on existing infrastructure that we have today. So and I think we're approaching that with some operators where we have some very large independents that are first class and extracting all benefits, and so they're pushing the rigs awfully hard. And it's hard to say that you're going to see that kind of curve continue to develop.

Now obviously, everyone is now focused on flat time. Flat time is the area that you want to really improve things on. From our point of view, obviously, the longer laterals and having rigs that can service the longer laterals change the economics of the well. And so not necessarily meaning less rigs, but it changed the economics of the well, which is positive for us.

The other thing I would say is from our point of view, looking forward to create a competitive advantage for Nabors, we've invested in some technology stuff to make the drilling process add more value to the overall well construction. By well construction I mean including completion. So some of the downhole tools now that we have, we're hoping that operators will realize the potential of using them to help them actually gain information while drilling that will help them not only geosphere better and optimize that, but also help with the completion design. So that's the leg we see, that's the next leg to help attack, which is helping the operator realize better economics off the wellbore from the production side, the UR recovery. And whatever we can do and put into our rigs to help that happen, we think will be upside, and that's one of the things that Nabors is focused on a little bit different than other people right now.

Arun Jayaram J.P Morgan

Great. Thanks a lot.

William Restrepo Nabors Industries Ltd. – Chief Financial Officer

And I'll comment on that too, Arun, because it's a great question. I think back in when we had the last peak back in 2014 or so, I think our revenue, our margin per day, peaked at $11,000. And we at the more recent peak, we peaked at $17,000, so that's a significant amount of value being delivered by our rigs. And on top of that, we had over $3,000 of NDS revenue, which is specifically related to that value creation that Tony was talking about.

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So we were comfortably above the $20,000, almost double the margins we're getting out of our rig platform than we used to get at the last peak. So I think that shows that, yes, there's efficiency, but we're also benefiting from that efficiency ourselves because that means that with a lower capital investment, we're getting twice or -- we're getting significant amount of returns without having to invest in capital and that's better for Nabors.

Arun Jayaram J.P Morgan

Very clear. Thanks a lot.

Operator

Dan Kutz, Morgan Stanley.

Daniel Kutz Morgan Stanley

So I just wanted to ask a question on Saudi pricing as we've been getting this question from some investors and hearing some comments. But you guys had flagged the three 12-month Saudi suspensions, and that they were lower-margin rigs. But just asking if there's any chance you could comment on what we've been hearing that Saudi is kind of asking for pricing concession from its service companies? And then I guess regardless, just more broadly, I would love to hear your comments on pricing and margin trends that you're seeing in the international drilling space.

Anthony Petrello Nabors Industries Ltd. – Chairman of the Board, President, Chief Executive Officer

So let me give you some color on Saudi Arabia first. Saudi, about 55 rigs came down year-to-date, I think 28 in offshore, 27 on land, and as you noted, I think today there's around 208 rigs working. And as we know, we had 51 and we have notice of three suspensions and we're putting back one in the fourth quarter. So we're going to have 49. So, on a relative basis, obviously, we're in a very strong position and that strong position reflects the fact that today, probably 80% of our rigs are on gas-directed wells, that's number one. Number two, that most of our oil rigs are on recently-extended 4-year contracts. So in terms of Nabors itself, it's in a pretty good position.

Secondly, obviously the driver there is the newbuild program and there has been absolutely no change in rates or cadence of the newbuild program. Aramco is very committed to it. And we're all going the distance on it, which obviously, in this current environment, is a little bit of an outlier when you're investing new dollars. And that explains in part why our free cash flow is taxed because we are investing, as William said, $230 million in CapEx in newbuild rigs, in fact, and nobody in the industry is doing that.

And then why are we doing that? We're doing that because those rigs have 5-year payout contracts with a 6 and 4-year term to it, so 10-year term contracts with a full payout. And it's an unheard of opportunity, and at the end of the 50-rig build contract, you have more than a $500 million incremental EBITDA. That's why we're doing it. So, yes, it taxes our free cash flow in the interim, but we think it's worth it. In terms of -- so that that's where we are.

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I think the other thing is that I think a lot of concern is what's really happening there in Saudi Arabia, and I wouldn't purport to have the inside track on what Aramco is thinking. But I would just make some observations, which are that obviously there is some concern there that supply in the global market is high. And I think there's some dissatisfaction with some other member countries, what they're doing in terms of allocations.

And the second probably more interesting point is that I think Aramco has been surprised by the amount of condensate on unconventional and it's not just unconventional, but overall gas. In fact, I think I understand that more than almost 800,000 barrels equivalent per day is now coming from gas drilling and that's what's driving some of this changes.

And then the third thing, of course, is there's some notion that the overall government budget is requiring more funding, and therefore, they're kind of looking to Aramco to ease them through something for at least a short period of time. So that's affecting the environment, but in terms of us, it's business as usual. Aramco has treated its partner extremely well. We're very happy with their response and where they positioned us. And we think we're well positioned to deal with this environment and this is the reason why we did the deal.

William Restrepo Nabors Industries Ltd. – Chief Financial Officer

So a couple of comments, I think, on that. The 27 rigs that have been suspended is a little bit misleading because they're expanding unconventional. So they have awarded about 14 rigs in unconventional and they have also awarded -- we have 6 more rigs ahead for us. So if you add those two numbers, it's about 20. So the reduction of 27 rigs on land is a little bit misleading. They are cutting more, a little bit more, offshore, I would say. And we don't think that the pricing issue will be an issue for us.

Daniel Kutz Morgan Stanley

Got it. All really helpful and understood. Maybe just your comment on no change in the cadence of the SANAD new build program. You guys had the notes in the press release about how the SANAD rig supplier had improved its performance and was reaching manufacturing milestones sooner; and that ultimately, you guys expect earlier delivery of rigs going forward. Are we to understand that that might mean a pace faster than -- I think you have 5 slotted for next year. Is it is there potential that the pace can be faster than that, or it's just --

Anthony Petrello Nabors Industries Ltd. – Chairman of the Board, President, Chief Executive Officer

No, we had 4 this year. We had 4 this year, and now they're getting to the correct pace now --

Daniel Kutz Morgan Stanley

Got it.

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Anthony Petrello Nabors Industries Ltd. – Chairman of the Board, President, Chief Executive Officer

-- which is 5 per year. We don't expect that to increase from that [rate].

Daniel Kutz Morgan Stanley

Yes, understood. And just one quick one. I think I'm fairly sure that this is pretty much out of Nabors' control, but any idea of when you might receive the order for the 4th tranche of SANAD newbuilds?

Anthony Petrello Nabors Industries Ltd. – Chairman of the Board, President, Chief Executive Officer

2025 is all I can say.

Daniel Kutz Morgan Stanley

Fair enough. All right. Thanks a lot. I'll turn it back.

Operator

Keith Mackey with RBC Capital Markets.

Keith MacKey RBC Capital Markets

Just wanted to start out on the international rig margins. Certainly, did very well this quarter with hitting the $17,000 mark. As you think about folding in some of these new SANAD rigs, some of these new Argentina rigs with the heavy NDS components, and the removal of some of the lower-margin rigs you have suspended in Saudi. Can you just talk a little bit about how we should be thinking about daily rig margins through 2025 with all of that as context?

William Restrepo Nabors Industries Ltd. – Chief Financial Officer

So to be totally honest with you, I was surprised this quarter by how well international did. I did say it's ahead of schedule because we expected to see 17,000 in the fourth quarter based on the mix of the rigs coming in and some of the things we've been doing to improve our performance. But we did have some excellent performance in a couple of geographies that actually can move the needle, and that's what happened in the third quarter.

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So we think the mix is a little bit better in the 4th now, and we should -- if we just did the same performance in the 4th as we did in the 3rd in terms of operations, we would expect higher than $17,000 which is the guidance. But these things tend to average out, so I don't think we'll be as excellent as we were in the third quarter in those particular geographies, number one. And number two, we do have three rigs that are coming in and that does create a little bit of uncertainty in terms of uptime and some of the costs that we have to incur.

So being a little bit cautious, we put 17,000 for the fourth quarter. But we do think that going forward into 2025, as we add more SANAD rigs, and hopefully get some more wins internationally, that it's entirely possible that we could get higher margins than the $17,000. And we haven't finalized the budget, but that's something we'll be looking at for next year.

Keith MacKey RBC Capital Markets

Got it. No, that's helpful. And you gave us some very good color on the rig market in Saudi Arabia. Curious if you could just give us a little bit more commentary on the general supply-demand balance you're seeing internationally in the various regions? I know you mentioned you're still bullish international. But can you maybe just talk about the main geographic regions, what the supply-demand balance looks like?

And maybe within the context being versus the U.S. Lower 48, which is kind of a flattish market? Like how are the international markets in supply and demand versus the U.S. Lower 48, and how do you see that playing out through the next couple of quarters?

Anthony Petrello Nabors Industries Ltd. – Chairman of the Board, President, Chief Executive Officer

Well, topically looking by region. I think when I talk about the 40, we see opportunities spread as follows. In Latin America about 15 spread between Colombia, Argentina and Mexico. The markets there, the rigs, particularly in Colombia and Argentina, a lot of those rigs don't really exist in a usable form. So that does tend to drive pricing higher because the operator specifications, which is a good thing I think for us in those markets.

In MENA, away from Saudi, you have several countries, Oman, Algeria, UAE, for example. And there are rigs on the ground, but again, I would say maybe half of them maybe can go to work, but a lot of them still require extra capital as well. I think we're in an era today where most things go to work are going to need capital, and therefore, it's going to drive pricing. It doesn't matter who the operator is or who the contractor is. And that I think that's the environment we're getting to in international.

In Asia, there's between various Asian countries that we see another five or six opportunities right now as well. So it's a pretty diverse set of opportunities, and right now, we're obviously only going to cherry-pick the ones that we think are the most attractive. And given our asset base, we're trying to optimize those assets to the opportunity to make sure we minimize the capital and maximize the return and try to provide the customer with a fit-for-purpose solution. But that's the market we're in, that's why we're feeling so good about it because we think with that number of opportunities with our existing capital, we can do that kind of optimization.

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William Restrepo Nabors Industries Ltd. – Chief Financial Officer

So 15 in MENA, like Tony mentioned, so 15 MENA, 14 Latin America, and 6 in Asia, roughly, right?

Anthony Petrello Nabors Industries Ltd. – Chairman of the Board, President, Chief Executive Officer

19 MENA.

William Restrepo Nabors Industries Ltd. – Chief Financial Officer

Oh, 19 MENA, all right, all right.

Anthony Petrello Nabors Industries Ltd. – Chairman of the Board, President, Chief Executive Officer

19 MENA, 15 Latin America, and 6 in Asia, yep.

Keith MacKey RBC Capital Markets

Got it. Okay. That's helpful. And maybe just one more. If we think about the capital for 2025, I'm sure it's early to talk about, but maybe can you just talk a little bit about the pieces of the budget? And do you see those pieces adding up to something meaningfully different than what you'd expect to spend in 2024, which is that $600 million number?

William Restrepo Nabors Industries Ltd. – Chief Financial Officer

Well, next year, we're going to deploy five rigs in Saudi Arabia versus four this year. So just that is going to be a significant increase year-on-year, right? The good thing, it's within the SANAD envelope, so it doesn't really affect our cash flow outside SANAD. So that part, although you will see a higher headline CapEx, is not outside SANAD and that's the cash. Outside SANAD the cash we can easily use to pay down our debt. But you'll see an increase there.

We will also have a higher number of rigs across the globe next year than this year. So the maintenance CapEx should be somewhat up, I think maybe a 10% increase approximately. We don't have the same number of opportunities that we attack this year in the sense of how many we think we will try to get next year. So potentially, the international CapEx for new contracts will not be as high.

So to put all that in the grinder and we haven't finalized the budget, so I'll give you -- take that with a grain of salt. But I think the CapEx will be higher next year. That's all I can say now.

Keith MacKey RBC Capital Markets

Got it. Thank you very much.

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Operator

This concludes our question-and-answer session. I would like to turn the conference back over to William Conroy for any closing remarks.

William Conroy Nabors Industries Ltd. – Vice President, Corporate Development & Investor Relations

Thanks very much, everyone, for joining us today. If you would care to follow up, please just reach out to us.

And Wyatt, with that, we'll conclude the call here.

Operator

The conference has now concluded. Thank you for attending today's presentation. You may now disconnect.

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